UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**April 26, 2010**
(DATE OF EARLIEST EVENT REPORTED)	**April 22, 2010**

BOARDWALK PIPELINE PARTNERS, LP

(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 99-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 9e-4(c) under the Exchange Act (17 CFR 240.9e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On April 26, 2010, Boardwalk Pipeline Partners (the "Registrant" or "Boardwalk") issued a press release providing information on its results of operations for the first quarter 2010. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 2.02 and in Exhibit 99.1 in this Current Report are being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 2.02 and in Exhibit 99.1 in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) On April 22, 2010, the Board of Directors of Boardwalk GP, LLC approved the short-term incentive target (STI Target Percentage) for each of the Registrant's Named Executive Officers (as identified in the Registrant's 2009 Annual Report on Form 10-K) under its Short-Term Incentive Plan. The amounts are shown below:

Name	Position	Base Salary	2010 STI Target Percentage	Total 2010 Potential Cash Compensation
Rolf A. Gafvert	President and Chief Executive Officer	$325,000	150%	$812,500
Jamie L. Buskill	Senior Vice President, Chief Financial Officer and Treasurer	$300,000	75%	$525,000
Brian A. Cody	Senior Vice President, Chief Operating Officer	$255,000	100%	$510,000
Michael E. McMahon	Senior Vice President, General Counsel and Secretary	$240,000	100%	$480,000

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits:

Exhibit No.	Description
99.1	Boardwalk Pipeline Partners, LP, News Release issued April 26, 2010, providing information on results of operations for the first quarter 2010.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


BOARDWALK PIPELINE PARTNERS, LP


By: BOARDWALK GP, LP,
        its general partner

By: BOARDWALK GP, LLC,
        its general partner

By: /s/ Jamie L. Buskill
        Jamie L. Buskill
        Chief Financial Officer

Dated: April 26, 2010

EXHIBIT 99.1



News Release

BOARDWALK ANNOUNCES FIRST QUARTER 2010 RESULTS

HOUSTON, April 26, 2010 -- Boardwalk Pipeline Partners, LP, (NYSE:BWP) announced today its results for the first quarter ended March 31, 2010, which included the following items:

− Operating revenues of $300.5 million, a 35% increase from $223.4 million in the comparable 2009 period;

− Net income of $90.3 million, a 74% increase from $52.0 million in the comparable 2009 period;

− Earnings before interest, taxes, depreciation and amortization (EBITDA) of $180.9 million, a 44% increase from $125.2 million in the comparable 2009 period; and

− Distributable cash flow of $133.9 million, a 65% increase from $81.1 million in the comparable 2009 period.

Operating results for the first quarter 2010 were primarily driven by:

- Higher gas transportation revenues from expansion projects;
- Higher operating costs and expenses due to higher depreciation resulting from an increase in asset base due to expansion assets being placed into service and higher general and administrative expenses; and
- Higher interest expense as a result of lower capitalized interest associated with expansion projects being placed into service and increased debt levels.

Capital Program

In the first quarter 2010, the Partnership placed into service the compression facilities associated with the Gulf Crossing Project and the Fayetteville and Greenville Laterals. Expansion and growth capital expenditures were $42.8 million for the quarter ended March 31, 2010.

Maintenance capital expenditures were $2.2 million for the quarter ended March 31, 2010.

Net Income Per Unit

For purposes of calculating net income per unit, net income for the current period is reduced by the amount of available cash that will be distributed with respect to that period. Any residual amount representing undistributed net income (or losses) is assumed to be allocated to the various ownership interests in accordance with the contractual provisions of the partnership agreement.

Under the Partnership's partnership agreement, for any quarterly period, the incentive distribution rights (IDRs) participate in net income only to the extent of the amount of cash distributions actually declared, thereby excluding the IDRs from participating in undistributed net income or losses. Accordingly, undistributed net income is assumed to be allocated to the other ownership interests on a pro rata basis, except that the class B units' participation in net income is limited to $0.30 per unit per quarter. Payments made on account of the Partnership's various ownership interests are determined in relation to actual declared distributions, and are not based on the assumed allocations required under generally accepted accounting principles.

EXHIBIT 99.1

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the quarter ending March 31, 2010 (in millions, except per unit data):

	Total	Common Units	Class B Units	General Partner and IDRs
Net income	$ 90.3			
Declared distribution	99.0	$ 85.7	$ 6.9	$ 6.4
Assumed allocation of undistributed net loss	(8.7)	(7.5)	(1.0)	(0.2)
Assumed allocation of net income	$ 90.3	$ 78.2	$ 5.9	$ 6.2
Weighted average units outstanding		169.7	22.9	
Net income per unit		$ 0.46	$ 0.26	

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the quarter ending March 31, 2009 (in millions, except per unit data):

	Total	Common Units	Class B Units	General Partner and IDRs
Net income	$ 52.0			
Declared distribution	86.8	$ 75.1	$ 6.9	$ 4.8
Assumed allocation of undistributed net loss	(34.8)	(29.7)	(4.4)	(0.7)
Assumed allocation of net income	$ 52.0	$ 45.4	$ 2.5	$ 4.1
Weighted average units outstanding		154.9	22.9	
Net income per unit		$ 0.29	$ 0.11	

Conference Call

The Partnership has scheduled a conference call for April 26, 2010, at 9:00 a.m. EDT, to review the first quarter results. The earnings call may be accessed via the Boardwalk website at www.bwpmlp.com. Please go to the website at least 10 minutes before the event begins to register and download and install any necessary audio software. Those interested in participating in the question and answer session of the conference call should dial (866) 362-4666 for callers in the U.S. or (617) 597-5313 for callers outside the U.S. The PIN number to access the call is 12485236.

Replay

An online replay will also be available on the Boardwalk website www.bwpmlp.com immediately following the call.

EXHIBIT 99.1

Non-GAAP Financial Measures - EBITDA and Distributable Cash Flow

The Partnership uses non-GAAP measures to evaluate its business and performance, including EBITDA and Distributable Cash Flow. EBITDA is used as a supplemental financial measure by management and by external users of the Partnership's financial statements, such as investors, commercial banks, research analysts, and rating agencies, to assess the Partnership's operating and financial performance, ability to generate cash and return on invested capital as compared to those of other companies in the natural gas transportation, gathering, and storage business.

Distributable Cash Flow is used as a supplemental financial measure by management and by external users of the Partnership's financial statements as defined above to assess our ability to make cash distributions to our unitholders and our general partner.

EBITDA and Distributable Cash Flow should not be considered alternatives to net income, operating income, cash flow from operating activities, or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA and Distributable Cash Flow are not necessarily comparable to a similarly titled measure of another company.

The following table presents a reconciliation of the Partnership's EBITDA and Distributable Cash Flow to its net income, the most directly comparable GAAP financial measure, for each of the periods presented below (in millions):

	For the Three Months Ended March 31,	
	2010	**2009**
Net Income	$ 90.3	$ 52.0
Income taxes	0.1	0.3
Depreciation and amortization	53.4	46.4
Interest expense	37.2	26.6
Interest income	(0.1)	(0.1)
EBITDA	$ 180.9	$ 125.2
Less:		
Cash paid for interest, net of capitalized interest	44.7	34.8
Maintenance capital expenditures	2.2	9.2
Other (1)	0.1	0.1
Distributable Cash Flow	$ 133.9	$ 81.1

(1) Includes non-cash items such as the equity component of allowance for funds used during construction.

About Boardwalk

Boardwalk Pipeline Partners, LP, is a limited partnership engaged, through its subsidiaries, Gulf Crossing Pipeline Company LLC, Gulf South Pipeline Company, LP and Texas Gas Transmission, LLC, in the interstate transportation and storage of natural gas. Boardwalk's interstate natural gas pipeline systems have approximately 14,200 miles of pipeline and underground storage fields having aggregate working gas capacity of approximately 163 Bcf.

Forward-Looking Statements

Statements contained in this press release which are not historical facts are "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are inherently uncertain and subject to a variety of risks that could cause actual results to differ materially from those expected by management. A discussion of the important risk factors and other considerations that could materially

EXHIBIT 99.1

impact these matters, as well as the Partnership's overall business and financial performance, can be found in the reports and other documents filed by the Partnership and its predecessor with the Securities and Exchange Commission. Given these risk factors, investors and analysts should not place undue reliance on forward-looking statements. Any such forward-looking statements speak only as of the date of this press release. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to its forward-looking statements to reflect any change in the Partnership's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

EXHIBIT 99.1

BOARDWALK PIPELINE PARTNERS, LP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Millions, except per unit amounts)
(Unaudited)

		For the Three Months Ended March 31,		
		2010		2009
Operating Revenues:				
Gas transportation	$	**271.9**	$	200.9
Parking and lending		**9.4**		7.4
Gas storage		**15.1**		13.6
Other		**4.1**		1.5
Total operating revenues		**300.5**		223.4
Operating Costs and Expenses:				
Fuel and gas transportation		**29.9**		15.7
Operation and maintenance		**29.4**		30.8
Administrative and general		**35.7**		28.9
Depreciation and amortization		**53.4**		46.4
Asset impairment		**0.3**		-
Net loss on disposal of operating assets and related contracts		**1.1**		0.9
Taxes other than income taxes		**23.3**		22.1
Total operating costs and expenses		**173.1**		144.8
Operating income		**127.4**		78.6
Other Deductions (Income):				
Interest expense		**35.2**		26.6
Interest expense – affiliates		**2.0**		-
Interest income		**(0.1)**		(0.1)
Miscellaneous other income, net		**(0.1)**		(0.2)
Total other deductions		**37.0**		26.3
Income before income taxes		**90.4**		52.3
Income taxes		**0.1**		0.3
Net income	$	**90.3**	$	52.0
Net Income per Unit:				
Basic and diluted net income per unit:				
Common units	$	**0.46**	$	0.29
Class B units	$	**0.26**	$	0.11
Cash distribution to common units	$	**0.50**	$	0.48
Cash distribution to class B units	$	**0.30**	$	0.30
Weighted-average number of units outstanding:				
Common units		**169.7**		154.9
Class B units		**22.9**		22.9

EXHIBIT 99.1

SOURCE: Boardwalk Pipeline Partners, LP

Contact: Boardwalk Pipeline Partners, LP
           Allison McLean, 866-913-2122
           Director of Investor Relations

           Or

           Jamie Buskill, 713-479-8082
           Senior VP, Chief Financial Officer and Treasurer